Exhibit 99.2

Caledonia Mining Corporation
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. Despite the limited resources no material weaknesses in ICFR exist.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company has appointed an assistant to the CFO to assume responsibility for the preparation of the Company’s Consolidated Financial Statements and the CFO will now oversee the reporting process which will enhance the ICFR. As part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been reviewed by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period  ended June 30, 2013 were approved by the Board of Directors and signed on its behalf on August 08,  2013.

(Signed) S. E. Hayden	(Signed) S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of comprehensive income

		For the 3 months ended June 30		For the 6 months ended June 30
Unaudited	Note	2013	2012	2013	2012
		$	$	$	$
Revenue		17,190	18,612	36,408	36,115
Less: Royalty		1,137	1,303	2,486	2,530
Production costs	6	6,602	6,318	14,621	12,762
Depreciation		820	924	1,623	1,760
Gross profit		8,631	10,067	17,678	19,063

General and administrative expenses	7	3,377	1,174	4,552	1,974
Donation to Community Indigenous Trust		-	1,006	-	1,006
Foreign exchange loss (gain)		-	(379)	-	(361)
Results from operating activities		5,254	8,266	13,126	16,444
Finance income		98	-	165	-
Finance cost		(232)	(35)	(363)	(81)
Net finance (costs)/income		(134)	(35)	(198)	(81)
Profit before income tax		5,120	8,231	12,928	16,363

Income and other tax expense	8	1,375	2,734	3,653	3,755
Profit for the period		3,745	5,497	9,275	12,608
Other comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		1,720	619	2,547	(196)
Other comprehensive income for the period, net of income tax		1,720	619	2,547	(196)
Total comprehensive income for the period		5,465	6,116	11,822	12,412
Profit/(loss) attributable to:
Shareholders of the Company		3,055	5,497	7,648	12,608
Non-controlling interests		690	-	1,627	-
Profit for the period		3,745	5,497	9,275	12,608
Total comprehensive income attributable to:
Shareholders of the Company		5,037	6,116	10,567	12,412
Non-controlling interests		428	-	1,255	-
Total comprehensive income for the period		5,465	6,116	11,822	12,412
Earnings per share
Basic earnings per share		$0.058	$0.11	$0.147	$0.25
Diluted earnings per share		$0.058	$0.11	$0.146	$0.25

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation Condensed consolidated statements of financial position
(expressed in thousands of Canadian dollars)
		Unaudited
		June 30,	December 31,
As at	Note	2013	2012

Assets
Property, plant and equipment	9	42, 112	36,471
Deferred tax asset		62	62
Total non-current assets		42,174	36,533

Inventories	10	5, 662	5,508
Prepayments		238	126
Trade and other receivables	11	4, 568	1,718
Cash and cash equivalents		22, 475	27,942
Total current assets		32,943	35,294
Total assets		75,117	71,827

Equity and liabilities
Share capital	12	57, 607	197,137
Reserves		156, 595	13,677
Accumulated deficit		(150, 739)	(153,399)
Equity attributable to shareholders		63 463	57,415
Non-controlling interest		(1,001)	(1,796)
Total equity		62, 462	55,619

Liabilities
Provisions		1, 055	1,015
Deferred tax liability		5, 914	5,913
Total non-current liabilities		6,969	6,928

Trade and other payables		4, 928	5,775
Zimbabwe advance dividend accrual	5	-	1,987
Income taxes payable		758	1,518
Total current liabilities		5,686	9,280
Total liabilities		12,655	16,208
Total equity and liabilities		75,117	71,827

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

“S.E. Hayden”	Director

“Robert W. Babensee”	Director

Caledonia Mining Corporation
Condensed consolidated statements of changes in equity
(expressed in thousands of Canadian dollars)

		Reserves
Unaudited	Share capital	Investment Revaluation Reserve	Translation reserve	Contributed Surplus	Share based payment reserve	Accumulated deficit	Total	Non-controlling interest (NCI)	Total Equity

Balance at December 31, 2011	196,163	5	(1,139)	-	3,407	(158,422)	40,014	-	40,014
Shares issued	514						514	-	514
Comprehensive income for the period	-		(196)			12,608	12,412	-	12 412
Balance at June 30, 2012	196,677	5	(1,335)	-	3,407	(145,814)	52,940	-	52,940

Balance at December 31, 2012	197,137	5	(2,010)	-	15,682	(153,399)	57,415	(1,796)	55,619
Comprehensive income for the period			2,919			7, 650	10,569	1,255	11,824
Reduction of stated capital(1)	(140,000)			140,000			-		-
Shares issued	470						470	-	470
Dividend paid						(4,990)	(4,990)	(460)	(5,450)
Balance at June 30, 2013 - Unaudited	57,607	5	909	140,000	15,682	(150,739)	63,464	(1,001)	62,463

(1)	Shareholder approval was obtained for the reduction in stated capital at the Special Meeting held on January 24, 2013

The accompanying notes on pages 6 to 19 are an integral part of these condensed consolidated interim financial statements.

Caledonia Mining Corporation
Condensed consolidated statements of cash flows
(expressed in thousands of Canadian dollars)
		For the 3 months ended June 30		For the 6 months ended June 30
Unaudited
Cash flows from operating activities	Note	2013	2012	2013	2012

Profit for the period		3, 745	5,497	9, 275	12,608
Adjustments for non-cash flow items	13	2, 790	4,517	5, 907	6,196
Changes in non-cash working capital	13	(751)	(1,361)	(3, 963)	(955)
Cash flows generated from operations		5,784	8,653	11,219	17, 849

Indigenisation donation	5	-	(1,006)	-	(1,006)
Advance payment	5	(1, 018)	(1,845)	(1,987)	(1845)
Interest received		98	-	165	-
Interest paid		(232)	(35)	(363)	(81)
Tax paid		(1, 250)	(2,702)	(4,413)	(3,722)
Net Cash from operating activities		3, 382	3,065	4,621	11,195

Cash flows from investing activities
Property, plant and equipment additions		(3, 768)	(1,682)	(5,108)	(2,779)
Net cash used in investing activities		(3, 768)	(1,682)	(5,108)	(2,779)

Cash flows from financing activities
Bank overdraft increase (decrease)		-	138	-	(293)
Proceeds from shares issued		288	514	470	514
Dividend paid		(2, 616)	-	(5,450)	-
Proceeds from the exercise of share options	12	-	-	-	-
Net cash used in financing activities		(2, 328)	652	(4,980)	221
Net increase/(decrease) in cash and cash equivalents		(2, 714)	2,035	(5,467)	8,637
Cash and cash equivalents at beginning period		25,189	16,288	27, 942	9,686
Cash and cash equivalents at end of period		22,475	18,323	22,475	18,323

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation (the “Company”) is a company incorporated in Canada. The address of the Company’s registered office is Suite 4009, 1 King West, Toronto, Ontario M5H 1A1 Canada. The Condensed Consolidated Financial Statements of the Company as at and for the three months ended June 30, 2013 comprises the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in the Canadian dollar, which is the functional currency of Caledonia Mining Corporation. All financial information presented in the Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2012. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Group’s annual Financial Statements for the year ended December 31, 2012.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2012, except for the change in policy relating to IFRS 10 described below.

Listed below are the new or revised accounting standards and interpretations in issue applicable to the Group that became effective on January 1, 2013. These standards and interpretations and have been adopted by the Group in the period ended June 30, 2013.

Standard/Interpretation		Effective date
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 10, 11 and 12 amendment	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IFRS 7 amendments	Financial Instruments: Disclosures	January 1, 2013
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

IFRS 10 Consolidated Financial Statements

The Group adopted IFRS 10 from January 1, 2013.

IFRS 10 introduced a single control model to assess whether an investee should be consolidated.

The "Special purpose entities" accounting policy included in the December 31, 2012 consolidated financial statements was removed as a consequence. However, the adoption of IFRS 10 did not result in a change to the "Basis of Consolidation -  Subsidiaries" accounting policy as previously governed by IAS 27: Consolidated Financial Statements.

The adoption of the standard did not change the control conclusions reached in the consolidated financial statements as at December 31, 2012. The application of IFRS 10 to the Blanket Zimbabwe Indigenisation structure has been dealt with in note 5.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

The amendment was made to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

Similar to IFRS 10, the adoption of the amendment did not result in a change in the consolidated financial statements as at December 31, 2012.

IFRS 12 Disclosure of Interests in Other Entities

The Group adopted IFRS 12 from January 1, 2013. The disclosure requirements of IFRS 12 will be applied in the December 31, 2013 consolidated financial statements. Other than additional disclosure requirements in the annual financial statements, there was no impact from the adoption of IFRS 12.

IFRS 13 Fair Value Measurement

The Group adopted IFRS 13 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group.

Amendments to IAS 1 Presentation of Financial Statements

The Group adopted the amendments to IAS 1 from January 1, 2013.

In line with the amendment, the items of other comprehensive income that may be reclassified to profit or loss in the future are presented separately from those that would never be reclassified to profit or loss.

Amendments to IAS 19 Employee Benefits

The Group adopted the amendments to IAS 19 from January 1, 2013. The adoption of the standard did not have an impact on the financial position or performance of the Group.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

Amendments IFRS 7: Financial Instruments: Disclosures

The Group adopted the amendments to IFRS 7 from January 1, 2013. The amended disclosure requirements of IFRS 7 will be applied in the December 31, 2013 consolidated financial statements to the extent relevant. Other than additional disclosure requirements, there was no impact from the adoption of the amended IFRS 7.

IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

The Group adopted IFRIC 20 from January 1, 2013. The standard was applied prospectively and did not have an impact on the financial position or performance of the Group. The Group does not currently have surface mining operations in the production phase falling in the scope of IFRIC 20.

Annual Improvements 2009-2011 cycle

The Group adopted certain annual improvements from January 1, 2013. The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. The adoption of the annual improvements did not impact the financial position or performance of the Group.

5          Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket as follows:
•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket’s parent company) to Greenstone Management Services Limited, a UK based wholly-owned subsidiary of Caledonia Mining Corporation, as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Control as contemplated in IFRS 10 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IFRS 10 will be reviewed at each reporting cycle.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

●	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a) 20% of the 16% shareholding of NIEEF;
(b) 20% of the 15% shareholding of Fremiro;
(c) 100% of the 10% shareholding of the Community Trust. i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2013, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

5      Blanket Zimbabwe Indigenisation Transaction – (continued)

●	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.
●
The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was previously recognised as a share based payment expense.

●
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are controlled and consolidated by Blanket in terms of IFRS 10. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.
	Shareholding	Balance of facilitation loan at 31 December 2012 #	Interest accrued	Repayment	Balance of facilitation loan at 30 June 2013 #
		USD ‘000s
NIEEF	16%	11,742	-	-	11,742
Fremiro	15%	11,402	608	(792)	11,218
Community Trust	10%	-	-	-	-
BETS	10%	7,602	406	(529)	7,479
	51%	30,746	1,014	(1,321)	30,439

●	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;
●	A US$2 million payment on or before September 30, 2012;
●	A US$1 million payment on or before February 28, 2013; and
●	A US$1 million payment on or before April 30, 2013.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

5           Blanket Zimbabwe Indigenisation Transaction – (continued)

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements.  The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

The balance on the advance dividend loans is reconciled as follows:
	NIEEF	Community Trust	Total
	US$	US$	US$
Advance dividends paid to December 31, 2012	1,800	2,061	3,861
Advance dividend payment during the period	-	2,000	2,000
Interest accrued	-	151	151
Repayments made	(898)	(561)	(1,459)
Balance as at June 30, 2013	902	3,651	4,553

The advance payment to the Community Trust of the final US$1million which was payable in April 2013 has been paid.

6              Production costs

	2013	2012

Wages	4,897	4,135
Consumable materials	7,937	6,784
Site restoration	49	18
Exploration	160	306
Safety	340	117
On mine administration	1,238	1,402
	14,621	12,762

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

7              Administrative expenses
	2013	2012

Community services cost	-	146
Indigenisation costs in Zimbabwe	128	173
Investor relations	408	152
Management contract fee	365	301
Audit fee	204	196
Legal fee and disbursements	262	82
Accounting services fee	18	24
Listing fees	35	54
Directors fees	142	93
Salaries and wages	696	646
Donation to scholarship fund	2,030	-
Other	264	107
	4 552	1,974

8.              Taxation

	2013	2012

Current year Income Tax	1,989	2138
Deferred tax	-	33
Withholding tax paid (1)	1,664	1584
	3, 653	3, 755

(1)	Withholding tax paid on declaration of dividend-in-specie (refer note 5) and management fees.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

9              Property, plant and equipment

	Land and buildings	Mineral properties being depleted		Mineral properties not being depleted		Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2012	4,200	9,934		7,443		19,998	1,152	1,155	43,882
Additions	472	2,280		3,614		767	74	702	7,909
Disposals	-		(1)(622)	-		-	-	(39)	(661)
Derecognition (2)	-	-			-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)		(219)		(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325		10,838		19,346	1,196	1,782	49,021
Additions	406	2,718		1,554		294	53	83	5,108
Foreign exchange movement	211	757		686		933	21	109	2,717
Balance at June 30, 2013	5,151	14,800		13,078		20, 573	1,270	1,974	56, 846

(1)	This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

(2)	This represents the cost and accumulated depreciation of components of plant and machinery that have been written off due to replacement or refurbishment.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

9           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the period	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Derecognition (2)	-	-	-	(443)	-	-	(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550
Depreciation for the period	134		343	977	168	1	1,623
Foreign exchange movement	63	118	12	305	15	49	561
Balance at June 30, 2013	1,175	2, 146	355	9,041	1,165	852	14,734
Carrying amounts
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471
At June 30, 2013	3,976	12,654	12,724	11,532	105	1,122	42,112

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

10              Inventories

	2013	2012

Consumable stores	5,662	4,720
Gold in progress	-	788
	5 ,662	5,508

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

11              Trade and other receivables

	2013	2012
Bullion sales receivable	2,765	-
VAT receivables	1,149	1,103
Deposits for stores and equipment and other receivables	654	615
Current portion	4,568	1,718

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

12              Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	Number of unconsolidated common shares	Amount
December 31, 2011	50,054,928	196,163
Issued on exercise of share options during the year	1,391,250	974
December 31, 2012	51,446,178	197,137
Reduction in stated capital	-	(140,000)
Issued on exercise of share options during the period	671,730	470
June 30, 2013	52,117,908	$57,607

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

13              Cash flow information

Adjustment for non-cash flow items:
	2013	2012

Indigenisation donation	-	1,006
Net finance costs (income)	198	81
Income tax expense	3,653	3,755
Site restoration	40	18
Depreciation	1,623	1,760
Foreign exchange	393	(424)
	5,907	6,196

Changes in non-cash working capital

	2013	2012

Inventories	(154)	(184)
Prepayments	(112)	60
Trade and other receivables	(2,850)	(934)
Trade and other payables	(847)	399
Income taxes payable	-	(295)
	(3,963)	(955)

14              Related parties

Key management personnel compensation:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

		Transactions
		6 months to June 30, 2013
	Note	2013	2012

Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	(i)	303	300
Rent for office premises paid to a company owned by members of the President’s family		19	22
Legal fees and disbursements paid to a law firm where a Director is a partner		88	76

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs. The Company has been advised that the President holds no shares in Epicure nor does he exercise any control over the activities of Epicure.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

15               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

2013	Corporate	Zimbabwe		South Africa	Zambia	Total

External Revenue	-	36,408		-	-	36,408
Royalty	-	(2,486)		-	-	(2,486)
Production costs	-	(14,621	) 522)	-	-	(14,621)
Administrative expenses	(1,511)	(2,221)		(779)	-	(4,511)
Depreciation	-	(1,611)		(12)	-	(1,623)
Finance income	12	153		-	-	165
Finance expense	-	(363)		-	-	(363)
Write down of mineral properties and capital assets	-	(41)		-	-	(41)
Segment profit before income tax	(1,499)	15,218		(791)	-	12,928
Income tax expense	-	(2,961)		(692)	-	(3,653)
Segment profit after income tax	(1,499)	12,257		(1,483)	-	9,275
Geographic segment assets:
Current assets	14,442	11 ,943		6,513	44	32,943
Property, Plant and Equipment	55	28,582		613	12,924	42,174
Expenditure on property, plant and equipment	-	3,548		6	1,554	5,108
Geographic segment liabilities:
Current liabilities	(350)	(3,964)		(1,365)	(7)	(5,686)
Non-current liabilities	-	(6,706)		(263)		(6,969)

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

15               Operating Segments – (continued)

2012	Canada	Zimbabwe	South Africa	Zambia	Total

External Revenue	-	36,115	-	-	36,115
Royalty	-	(2,530)	-	-	(2,530)
Production costs	-	(12,513)	(249)	-	(12,762)
Administrative and share-based payment expenses Indigenisation donation	(1,192)	(324)	(458)	-	(1,974)
Depreciation	-	(1,006)	-	-	(1,006)
Impairment	-	(1,664)	(96)	-	(1,760)
Finance cost		(81)			(81)
Foreign exchange gain/(loss)	365	(4)	-	-	361
Segment profit before income tax	(827)	17,993	(803)	-	16,363
Income tax expense	-	(3,755)	-	-	(3,755)
Segment profit after income tax	(827)	14,238	(803)	-	12,608
Geographic segment assets:
Current assets Non-Current	14,217	10,880	4,560	43	27,855
Property, Plant and Equipment	55	26,220	1,059	8,149	37,323
Expenditure on property, plant and equipment		1,952	10	817	2,779
Geographic segment liabilities
Current liabilities Current	324	3,723	326	7	4,380
Non-current liabilities	-	7,562	302	-	7,864

Reconciliation of reportable segment revenues and profit or loss

	2013	2012
Revenues
Total revenue for reportable segments	39,978	39,980
Elimination of inter-segment revenue	(4,518)	(3,865)
Consolidated revenue	35,460	36,115

	2013	2012
Profit or loss
Total profit or loss before tax for the reportable segments	13,191	17,041
Elimination of inter-segment profits	(263)	(678)
Consolidated profit before income tax	12,928	16,363

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

Directors and Management at August 8, 2013

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (7) - Chairman	C. R. Jonsson
Non- executive Director	Corporate Secretary
New York, United States of America	Principal of Tupper Jonsson& Yeadon
Barristers & Solicitors
C. R. Jonsson (2) (3) (4) (5)	Vancouver, British Columbia,
Principal of Tupper Jonsson& Yeadon	Canada
Barristers & Solicitors
Vancouver, British Columbia,	S. E. Hayden
Canada	President and Chief Executive Officer
Johannesburg, South Africa
S. E. Hayden (3) (4) (5) (6) (7)
President and Chief Executive Officer	S. R. Curtis
Johannesburg, South Africa	Vice-President Finance and Chief Financial Officer
Johannesburg, South Africa
J. Johnstone (6)
Retired Mining Engineer	Dr. T. Pearton (6)
Gibsons, British Columbia, Canada	Vice-President Exploration
Johannesburg, South Africa
R. W. Babensee (1) (2)
Chartered Accountant – Retired	J.M. Learmonth (7)
Toronto, Ontario, Canada	Vice-President Business Development
Johannesburg, South Africa
S. R. Curtis (5) (7)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

J. L. Kelly (1) (7)
Non- executive Director
Board Committees
(1)  Audit Committee
(2)  Compensation Committee
(3)  Corporate Governance Committee
(4)  Nominating Committee
(5)  Disclosure Committee
(6)  Technical Committee
(7)  Strategic Planning Committee

New York, United States of America

R. Patricio (1) (7)
Non- executive Director
Toronto, Ontario, Canada

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2013 and June 30, 2012
(expressed in thousands of Canadian dollars)

CORPORATE DIRECTORY as at August 8, 2013

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Tupper, Jonsson & Yeadon
Caledonia Mining Corporation	1710-1177 West Hastings St, Vancouver,
Suite 4009, 1 King West	British Columbia V6E 2L3 Canada
Toronto, Ontario M5H 1A1
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Borden Ladner Gervais LLP
info@caledoniamining.com	Suite 4100, Scotia Plaza 40 King Street West
South Africa – Africa Office	Toronto, Ontario M5H 3Y4 Canada
Greenstone Management Services (Pty) Ltd.
P.O. Box 834
Saxonwold 2132	AUDITORS
South Africa	KPMG Inc.
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	85 Empire Road
Parktown 2193
Zambia	South Africa
Caledonia Mining (Zambia) Limited	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
P.O. Box 36604
Lusaka, ZambiaSuite 400 200 University Ave	REGISTRAR & TRANSFER AGENT
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Equity Transfer Services Inc.
Suite 400 200 University Ave.
Zimbabwe	Toronto, Ontario M5H 4H1 Canada
Caledonia Holdings Zimbabwe (Limited)	Tel: (416) 361 0152 Fax: (416) 361 0470
P.O. Box CY1277
Causeway, Harare	BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	6266 Dixie Road
Mississauga, Ontario L5T 1A7 Canada
CAPITALIZATION at August 8, 2013
Authorised: Unlimited	NOMAD
Shares, Warrants and Options Issued:	Numis Securities Limited
Common Shares: 52,117,908	The London Stock Exchange Building
Warrants: Nil	10 Paternoster Square
Options: 2,657,920	London EC4M 7LT
Tel: +44 207 260 1000
SHARES LISTED
Toronto Stock Exchange Symbol “CAL”	JOINT BROKERS (AIM)
NASDAQ OTCQX Symbol "CALVF"	Numis Securities Limited
London “AIM” Market Symbol “CMCL”
WH Ireland
24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751